[Letterhead of Aviat Networks, Inc.]
March 15, 2013
Ms. Cecelia Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Re:     Aviat Networks, Inc.
Form 10-K for the Fiscal Year Ended June 29, 2012
Filed September 4, 2012
File No. 1-33278

Dear Ms. Blye,
Aviat Networks, Inc. ( the “Company”) is submitting this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 27, 2013 regarding the Form 10-K for the year ended June 29, 2012 of the Company (“Form 10-K”). Our responses pertain to the three fiscal years reported in the Form 10-K and for the subsequent period to date. For your convenience, we have copied each of the staff's comments in italics immediately preceding our response thereto and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the comment letter. Confidential treatment for this letter is requested under the Freedom of Information Act pursuant to Rule 83 of the SEC's Rules of Practice, 17 CFR Section 200.83.
General

1.
We note that your Form 10-K discusses business activities and offices in the Middle East and Africa, and that your website provides contact information for the Caribbean. Syria, located in the Middle East, Sudan, located in Africa, and Cuba, located in the Caribbean, are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan or Cuba, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. For instance, we note from MTN Group's website and recent news reports that it has subsidiaries and offices in Syria and Sudan. We also note a 2009 news article reporting that your predecessor partnered with Zain Nigeria to launch a network operations center in Lagos; and we note from Zain's website that it conducts business in Sudan. Your response should describe any products, technology or services you have provided to or received from Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

*Redacted.
In July 2009, Aviat Networks Communication Solutions Limited, a wholly-owned subsidiary of Aviat U.S., Inc., (“Aviat Nigeria”), constructed a Network Operations Center (NOC) for Zain Nigeria in Nigeria.  Aviat Nigeria built the facility to manage and monitor only Zain's network equipment in Nigeria.  Zain's businesses in Nigeria (today known as Airtel Networks Limited, Nigeria), including the NOC, were

*Redacted pursuant to Rule 83 of the SEC's Rules of Practice, 17, CFR Section 200.83.

acquired subsequently by Bharti Airtel Limited, a public limited company in India that today owns 79.06% of Airtel Networks Limited, Nigeria.  Aviat Nigeria has never been involved in the day-to-day operation of the NOC.
*Redacted.
We have no past, current or anticipated contacts with Cuba to describe. Also, we have not received any products, technology or services from Syria, Sudan or Cuba, nor do we have any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them. *Redacted.
We wish to emphasize that our policy is to conduct business in compliance with all laws and regulations, wherever we do business. We strive to comply with all U.S. export control and economic sanction laws, regulations and requirements, including prohibitions and restrictions relating to Cuba, Sudan and Syria. We have established a Business Ethics Program and a Code of Conduct for all of our employees and take appropriate steps to ensure that they are aware of them. The Code of Conduct requires all Company employees to abide by legal regulations that govern our business, including compliance with national and international laws relating to trade restrictions. We place similar provisions in our contracts with our customers, resellers and distributors, as applicable.

2.
Please discuss the materiality of your contacts with Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

*Redacted.

3.
You state in the 10-K that MTN Group accounted for 17% of fiscal 2012 revenues. We note from MTN Group's website and recent news reports that it has a subsidiary and office in Iran, and that MTN Irancell is 49% owned by MTN International and 51% owned by the Iran Electronic Development Company. We also note negative publicity regarding MTN Group's activities in Iran through MTN Irancell. Specifically, we are aware of 2012 news reports of MTN Group discussions with the Treasury Department, in an effort to repatriate millions of dollars of profit that it cannot access because of U.S. sanctions on the Iranian financial system; allegations that MTN Group tried to circumvent U.S. sanctions to source American technology equipment for MTN Irancell; and allegations that MTN installed software to intercept data and calls by mobile phone users for the Iranian government. Please discuss for us the potential for reputational harm from your relationship with MTN Group.

*Redacted.
We have had a longstanding and valued business relationship with these MTN Group entities. To date, we have not encountered any reputational harm from this relationship, and do not foresee any such harm stemming from this relationship at this time.

*Redacted pursuant to Rule 83 of the SEC's Rules of Practice, 17, CFR Section 200.83.

We disclaim any contacts or transactions with MTN Irancell. We have had no information or involvement with anybody in the MTN Group regarding the negative publicity and news reports to which the staff has referred. We have no information that any of our transactions with the above-listed MTN Group members have involved MTN Irancell. Furthermore, our software contained in our equipment does not pertain to call and data intercepts.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 408-567-7137.
Sincerely,
/s/ Meena Elliott
Meena Elliott
Senior Vice President, General Counsel, Secretary
Aviat Networks, Inc.
cc:     Larry Spirgel, Assistant Director, Division of Corporation Finance
Michael A. Pangia, President and Chief Executive Officer, Aviat Networks, Inc.

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